UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

CNPJ/MF Nº 76.535.764/0001-43

NIRE 33.30029520-8

Publicly-held Company

MATERIAL FACT

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), communicates to its shareholders and to the market in general that, on March 20, 2020, it received Official Letter 154/2020 - SLS sent by B3 SA - Brasil, Bolsa, Balcão (“B3” and “Official Letter”, respectively), informing it of B3’s approval of the Company’s request for the suspension of its obligation to adjust its share price of its issuance from March 9, 2020 (inclusive) until the date of the General Creditors’ Meeting (“AGC”), which should take place on or before November 6, 2020.

In compliance with the provisions of the Official Letter, the Company informs that:

(i)   The Company was requested by means of Official Letter 994/2019 - SLS dated November 7, 2019 to disclose the procedures and timetable to be adopted to achieve a share price in an amount equal to or greater than R$1.00 (i)  by May 7, 2020; or (ii) up to the date of the first general meeting held after receipt of such notification, whichever occurs earlier.

(ii)  On March 18, 2020, the Company submitted to B3 a request to suspend its obligation to comply with the minimum share price requirement from March 9, 2020  until the date of the AGC, which should take place before November 6, 2020.

(iii)The extension request was based on the desire to avoid any losses for the Company’s shareholders and creditors, considering that in the coming months there should be (a) sales of assets under the Judicial Recovery Plan; and (b) the AGC on or before November 6, 2020, which will allow the Company to present a more flexible and efficient corporate structure for its creditors’ consideration, for the purpose of implementing the Company’s strategic plan that it has already disclosed to the market, which should generate greater confidence among creditors and the market regarding the future of the Company’s financial and operating results.

(iv)On March 20, 2020, B3 sent the Official Letter to the Company, granting the request to suspend the minimum share price obligation from March 9, 2020 (inclusive) until the date of the AGC, which should take place on or before November 6, 2020.

(v)  In accordance with the Official Letter, the Company informs that, after the AGC is held, a new period of 30 uninterrupted trading sessions with a price below R$1.00 will be reinstated for the purpose of determining any non-compliance with the Penny Stock rule, pursuant to the B3 Issuer Manual. In the event of non-compliance, the Company undertakes to immediately make a proposal to its Board of Directors to convene a general meeting to deliberate on the reverse split of its shares, pursuant to the applicable regulations.

(vi)The Company will keep its shareholders and the market in general informed about the development of the subject matter of this Material Fact.

Rio de Janeiro, March 23, 2020

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements

This Material Fact contains forward-looking statements. Statements other than historical facts, including statements of the Company’s beliefs and expectations, business strategies, future synergies, cost savings, future costs and future liquidity, are forward-looking statements.. The words “will”, “must”, “should”, “could”, “anticipates”, “intends”, “believes”, “estimates”, “expects”, “predicts”, “plans”, “targets”, “objective”, “projects”, “forecasts” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current view of the Company’s management and are subject to various risks and uncertainties. These statements are based on several assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operating factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or people acting on their behalf, are expressly qualified in their entirety by the cautionary notices set forth in this paragraph. No undue reliance should be placed on these statements. Forward-looking statements speak only as of the date on which they were made. Except as otherwise required by federal securities laws of Brazil or of the U.S., or by the rules and regulations of the CVM, the SEC, or applicable regulatory authorities of other countries, the Company and its affiliates do not have any intention or obligation to update or publicly announce the results of any revisions to any of its forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting forward-looking statements. However, it is advisable to consult other disclosures made by the Company on matters related to reports and communications filed by the Company within the CVM and the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer